SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

        THE PROCTER & GAMBLE COMMERCIAL COMPANY EMPLOYEES' SAVINGS PLAN


                          INDEPENDENT AUDITORS' REPORT





                              FINANCIAL STATEMENTS
                        As of December 31, 2001 and 2000
                    and for the Year Ended December 31, 2001
                             SUPPLEMENTAL SCHEDULES
                          Year Ended December 31, 2001

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

Independent Auditors' Report                                                   1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2001 and 2000                                          2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2001                                      3

   Notes to Financial Statements                                             4-6

Supplemental Schedules:

   Schedule  I - Assets Held for Investment Purposes as of December 31, 2001
     (Form 5500, Schedule H, Part IV, Line 4i)                                 7

   Schedule II - Reportable Transactions for the Year Ended
     December 31, 2001 (Form 5500, Schedule H, Part IV, Line 4j)               8

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Participants and Retirement Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:


We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 2001 and (2) reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
----------------------------------
DELOITTE & TOUCHE LLP
San Juan, Puerto Rico
June 6, 2002


Stamp No.  1806263
affixed to original.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------------------


ASSETS                                                                2001           2000
                                                                      ----           ----

INVESTMENTS (Notes 3 and 4)                                        $5,338,302     $4,991,886
                                                                   ----------     ----------

RECEIVABLES:
    Participants' contributions                                        72,483         23,693
    Employer's contributions                                           17,587          5,721
    Other                                                                             30,048
                                                                   ----------     ----------

            Total receivables                                          90,070         59,462
                                                                   ----------     ----------

            Total assets                                            5,428,372      5,051,348

LIABILITIES - Excess contribution to be recognized next year                           3,970
                                                                                  ----------

NET ASSETS AVAILABLE FOR BENEFITS                                  $5,428,372     $5,047,378
                                                                   ==========     ==========


See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets atributed to contributions:
      Participants                                                 $   632,330
      Employer                                                         149,950
                                                                   -----------

         Total additions                                               782,280
                                                                   -----------

DEDUCTIONS:
  Deductions from net assets atributed to
   Investment loss:
      Net depreciation in fair value of investments (Notes 3 and 4)    179,128
      Dividends                                                        (51,376)
                                                                   -----------

          Total investment loss, net                                   127,752

    Benefits paid to participants                                      273,534
                                                                   -----------

         Total deductions                                              401,286
                                                                   -----------

NET INCREASE                                                           380,994

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  5,047,378
                                                                   -----------
  End of year                                                      $ 5,428,372
                                                                   ===========


See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of The Procter & Gamble Commercial Company (the "Company") Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of the Company, who are residents of Puerto Rico, have completed one year of service and are age twenty-one or older. The Plan was established effective November 1, 1993 and is sponsored by The Procter & Gamble Commercial Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. CONTRIBUTIONS - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds and a fund which invests in common stock of the Company, as investment options for participants. The Company contributes 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Procter & Gamble Company common stock. Contributions are subject to certain limitations.

      c. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (A) the Company's contribution and, (B) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      d. VESTING - Participants are vested immediately in their contributions plus actual earnings thereon. The Company's contribution portion of their accounts plus actual earnings thereon is 100 percent vested upon the occurrence of any of the following events: completion of five years of credited service; attaining age 65; total disability while employed by the Company or death while employed by the Company.

      e. PAYMENT OF BENEFITS - On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      f.   LOANS TO PARTICIPANTS - Loans to participants are not permitted.

      g. FORFEITED ACCOUNTS - At December 31, 2001, forfeited nonvested accounts totaled $10,861. These accounts will be used to reduce future Company contributions to the Plan. Also, in 2001, Company contributions were reduced by $10,063 from forfeited nonvested accounts.

      h. PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      b. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      c. INVESTMENTS VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

           Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      d.   PAYMENT OF BENEFITS - Benefits are recorded when paid.

      e. PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

3.    INVESTMENTS

      The following presents investments as of December 31, 2001 and 2000, that represent five percent or more of the Plan's net assets:


                                                                   2001       2000
                                                                   ----       ----
      The Procter & Gamble Company - common stock;
        37,688.92 and 33,100.42 shares, respectively            $2,982,324  $2,596,314
      Fidelity Advisor Growth Opportunities Fund - Class T;
        36,032.48 and 43,645.44 units, respectively              1,044,238   1,490,492
      Fidelity Advisor Balanced Fund - Class T; 40,758.96
        and 46,323.70 units, respectively                          635,032     752,297

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

        The Procter & Gamble Company - common stock                   $  66,253
        Fidelity Advisor Growth Opportunities Fund - Class T           (227,427)
        Fidelity Advisor Balanced Fund - Class T                        (11,585)
        Fidelity Advisor Government Investment Fund - Class T            10,340
        JP Morgan Institutional Disciplined Equity Fund                 (12,330)
        JP Morgan Institutional Diversified Fund                         (2,893)
        JP Morgan Institutional Fleming International Equity Fund        (1,426)
        JP Morgan Institutional US Small Company Fund                      (878)
        JP Morgan Institutional Bond Ultra Fund                             818
                                                                      ----------
        Total                                                         $(179,128)
                                                                      ==========

4.    NONPARTICIPANT - DIRECTED INVESTMENT

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investment
      (The Procter & Gamble Company common stock) is as follows:

                                                                        2001        2000
                                                                        ----        ----
      Net assets at December 31, 2001 and 2000 -
        The Procter & Gamble Company common stock                    $2,982,324   $2,596,314
                                                                     ==========   ==========
      Changes in net assets for the year ended December 31, 2001:
        Contributions                                                $  323,028
        Net appreciation                                                 66,253
        Dividends                                                        49,971
        Benefits paid to participants                                  (131,943)
        Net transfers from participant - directed investments            78,701
                                                                     ----------
      Net increase in net assets                                     $  386,010
                                                                     ==========


5.    INCOME TAXES

      The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

      The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.


                                     ******

SCHEDULE I


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(FORM 5500, SCHEDULE H, PART IV, LINE 4i)
DECEMBER 31, 2001
------------------------------------------------------------------------------------------------



Identity of Issue                                                  Shares/Units       Fair Value
-----------------                                                  ------------       ----------

The Procter & Gamble Company - common stock (Cost of $2,334,112)      37,688.92       $2,982,324

Fidelity Advisor Growth Opportunities Fund - Class T*                 36,032.48        1,044,238

Fidelity Advisor Balanced Fund - Class T*                             40,758.96          635,032

Fidelity Advisor Government Investment Fund - Class T*                12,259.92          119,166

JP Morgan Institutional Disciplined Equity Fund*                      13,776.86          195,494

JP Morgan Institutional Diversified Fund*                             11,128.37          140,774

JP Morgan Institutional Fleming International Equity Fund*             3,574.36           30,418

JP Morgan Institutional US Small Company Fund*                        10,209.15          128,329

JP Morgan Institutional Bond Ultra Fund*                               4,470.02           43,757

Money Market Account                                                  18,770.00           18,770
                                                                                      ----------

Total                                                                                 $5,338,302
                                                                                      ==========

*Registered Investment Company.

SCHEDULE II


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN


SCHEDULE OF REPORTABLE TRANSACTIONS
(FORM 5500, SCHEDULE H, PART IV, LINE 4j)
YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Current
                                                                                      Expense                   Value of
                                                                                      Incurred                  Asset on      Net
                                      Number of   Number of   Purchase     Sales        with        Cost of   Transaction    Gain
Description of Asset                  Purchases     Sales     Amount       Amount    Transaction    Asset         Date      on Sale
--------------------                  ---------   ---------   --------     ------    -----------    -------   -----------   -------

The Procter & Gamble Company -
  common stock                           30          29       $491,504    $194,441       None      $169,110     $194,441   $ 25,331

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            THE PROCTER & GAMBLE COMMERCIAL
                                            COMPANY EMPLOYEES' SAVINGS PLAN


DATE:  June 25, 2002                        /S/AILSA VALLEDOR
                                            -------------------------------
                                            Ailsa Valledor
                                            For the Savings Plan Committee,
                                            Committee Member of
                                            The Procter & Gamble Commercial
                                            Company Employees' Savings Plan




                                 EXHIBIT INDEX

Exhibit No.

    23                   Consent of Deloitte & Touche LLP